Exhibit 99.4(D)

National Integrity Life Insurance Company

Guaranteed Lifetime Withdrawal Benefit Rider

This rider provides a minimum withdrawal benefit that guarantees, upon election, a series of withdrawals from the Contract equal to a certain percentage of the Benefit Base.  The percentage will be based on your age at the time you make the election to take withdrawals, and increases if you choose not to take a withdrawal during a particular Calendar Year.  The Benefit Base is established for the sole purpose of determining the minimum withdrawal benefit under this rider and is not used in calculating the Surrender Value, Account Value, or other guaranteed benefits.

This Guaranteed Lifetime Withdrawal Benefit Rider (referred to as GLWB or Rider) has been issued to you and made a part of your Contract as of the GLWB Effective Date stated on your GLWB Rider Specifications Pages.  This Rider is subject to all the exclusions, definitions and provisions of the Contract to which it is attached.  If any provisions contained in this Rider are inconsistent with those of the Contract, the Rider provisions will control.  Capitalized terms not defined in this Rider or on your GLWB Rider Specifications Pages have the meanings assigned to them in the base Contract or related riders or endorsements.

The Benefit

You, as Owner, and your legal spouse (as defined by applicable state law) on the GLWB Effective Date are the Covered Persons under this Rider, as stated on your GLWB Rider Specifications Pages.  No changes in the Covered Persons are allowed, except as described in the Removal of Spouse as Covered Person provision of this Rider.  This Rider guarantees you can receive an amount equal to the Lifetime Payout Amount (LPA) each calendar year on or after the LPA Eligibility Date, for as long as either Covered Person is alive, regardless of Account Value.  The guarantee will terminate without value when this Rider terminates as described in the Termination provision.

Lifetime Payout Amount (LPA)

The LPA is the amount we guarantee the Covered Persons can receive each calendar year on or after the LPA Eligibility Date for as long as either Covered Person is alive.  You can receive the LPA as long as you are alive.  If your spouse is a Covered Person at the time of your death, and elects to continue the Rider under the Continuation of Rider at Owner’s Death provision, he or she can receive the LPA as long as he or she is alive.  Upon continuation of the Rider, the words “you,” “your” and “Owner” as used in this Rider will apply to your spouse.

The LPA Eligibility Date is the GLWB Effective Date if the GLWB Effective Date is on or after the younger Covered Person has reached the LPA Age stated on your GLWB Rider Specifications Pages.  If the younger Covered Person has not reached the LPA Age on the GLWB Effective Date, the LPA Eligibility Date will be January 1st following the calendar year in which the younger Covered Person reaches the LPA Age.  If the younger Covered Person reaches the LPA Age on January 1st, the LPA Eligibility Date will be that day.  The LPA Eligibility Date is stated on your GLWB Rider Specifications Pages and will not change.

The LPA is equal to the Withdrawal Percentage multiplied by the Benefit Base as of January 1st each year on or after the LPA Eligibility Date; that product is then multiplied by the Spousal Factor stated on your GLWB Rider Specifications Pages.

Withdrawal Percentage — The applicable Withdrawal Percentage is determined by the following formula:

A + B + C, where:

(A)              is the Age Based Percentage stated on your GLWB Rider Specifications Pages — the Age Based Percentage is determined by the age of the younger Covered Person on the date of the first withdrawal from the Contract on or after the LPA Eligibility Date and is locked in on that date;

(B)                is the cumulative Deferral Percentage — the cumulative Deferral Percentage begins at zero and increases by the Deferral Percentage stated on your GLWB Rider Specifications Pages for each complete calendar year that you do not take a withdrawal; and

(C)                is a First Year Deferral Percentage stated on your GLWB Rider Specifications Pages — the First Year Deferral Percentage is a one-time addition to your Withdrawal Percentage that varies based on the GLWB Effective Date, provided you do not take a withdrawal in the calendar year containing the GLWB Effective Date.

Benefit Base — On the GLWB Effective Date, your Benefit Base is equal to your Account Value.  Your Benefit Base will be adjusted as follows:

1)              On each Contract Anniversary, your Benefit Base will be compared to your Account Value and if the Account Value is greater than the Benefit Base, we will step up your Benefit Base to equal the Account Value.

2)              Upon the occurrence of a Nonguaranteed Withdrawal, we will decrease your Benefit Base as described in the Nonguaranteed Withdrawals provision of this Rider.

3)              On the date we receive an additional Premium during the first Contract Year, your Benefit Base will be increased by the amount of the additional Premium.

The Benefit Base is not available for withdrawal and is not payable as a death benefit.

If the younger Covered Person has reached the LPA Eligibility Date on the GLWB Effective Date, the LPA for the calendar year that contains the GLWB Effective Date will be your Withdrawal Percentage multiplied by your Benefit Base, then multiplied by the Spousal Factor; that product is then prorated for the portion of the calendar year remaining.  The factor used to prorate the LPA is the number of days remaining in the calendar year (not including the GLWB Effective Date) divided by the number of days in the calendar year.

Any portion of LPA not taken during a calendar year is not available in any subsequent calendar year.

If your Required Minimum Distribution (RMD), as defined in the Tax Code, is greater than the LPA for any calendar year, the RMD will be the LPA for that calendar year.  The RMD is the annual amount you are required by the Tax Code to withdraw from your Contract.  The RMD applies to most Qualified Contracts and is based on the prior calendar year ending fair market value of this Contract only.

Nonguaranteed Withdrawals

Taking Nonguaranteed Withdrawals could reduce your future benefits by more than the dollar amount of the Nonguaranteed Withdrawals.  You may not receive the intended benefit of this Rider if you take Nonguaranteed Withdrawals.

If a withdrawal is taken prior to the LPA Eligibility Date, the entire amount of that withdrawal (including Withdrawal Charges, if any) is a Nonguaranteed Withdrawal.  If a withdrawal is taken on or after the LPA Eligibility Date, the amount of that withdrawal (including Withdrawal Charges, if any) by which the sum of withdrawals during that calendar year exceeds your LPA is a Nonguaranteed Withdrawal.

Each Nonguaranteed Withdrawal will immediately decrease your Benefit Base by the adjusted Nonguaranteed Withdrawal amount.  The adjusted Nonguaranteed Withdrawal amount is defined as the Nonguaranteed Withdrawal amount multiplied by the greater of 1.0 and the ratio of Benefit Base to Account Value (Benefit Base divided by Account Value), where both values are determined immediately before the Nonguaranteed Withdrawal.  The Account Value immediately before the Nonguaranteed Withdrawal means that the Account Value will be reduced by any remaining LPA prior to the calculation.

If the amount withdrawn is greater than the Free Withdrawal Amount but does not result in a Nonguaranteed Withdrawal, any applicable Withdrawal Charges will be waived.  If the amount withdrawn is greater than the Free Withdrawal Amount and results in a Nonguaranteed Withdrawal, a Withdrawal Charge, if any, will be applied on the entire amount that is greater than the Free Withdrawal Amount.

The example below demonstrates how a Nonguaranteed Withdrawal affects the Benefit Base, using the following assumptions:

•                  Benefit Base = $100,000

•                  Account Value = $85,000

•                  Withdrawal Percentage = 5%

•                  LPA = $5,000

•                  One withdrawal is taken during the calendar year = $7,000

•                  The withdrawal is taken after LPA Eligibility Date

•                  No withdrawal charges apply

The Nonguaranteed Withdrawal amount is $2,000, which is equal to your total calendar year withdrawals ($7,000) minus your LPA ($5,000).  The adjusted Nonguaranteed Withdrawal is $2,500:

$2,500 = $2,000 (Nonguaranteed Withdrawal amount) x the greater of 1.0 or ($100,000 (Benefit Base immediately before the Nonguaranteed Withdrawal) / $80,000 (Account Value immediately before the Nonguaranteed Withdrawal))

Your Benefit Base will be reduced by $2,500 to $97,500. Assuming the Benefit Base remains at $97,500 until the next January 1, your LPA will be recalculated on January 1 as 5% x $97,500 = $4,875.

Guaranteed Payment Phase

The Contract will enter the Guaranteed Payment Phase on or after the LPA Eligibility Date, but before the Maturity Date, as of the date the Account Value reduces to zero by means other than (i) a Nonguaranteed Withdrawal; or (ii) the voluntary election of an Annuity Option.

When the Contract begins the Guaranteed Payment Phase, we will send you notification and any remaining LPA that you have not taken during the current calendar year.  Beginning the next calendar year, and in each calendar year during the Guaranteed Payment Phase, you will receive your LPA.  The Guaranteed Payment Phase will continue until the death of both Covered Persons, except that the Guaranteed Payment Phase will end and payments will cease if this Rider terminates during the Guaranteed Payment Phase prior to the death of both Covered Persons.

Your Contract will enter the Guaranteed Payment Phase on the Maturity Date, if you elect to receive, or continue to receive your LPA under an LPA Annuity Option stated on your GLWB Rider Specifications Pages. The LPA Annuity Option will provide annual income in the amount of the LPA on the day prior to the Maturity Date.  We will send you notification and any remaining LPA that you have not taken during the current calendar year; we will set your Account Value to zero.  Beginning the next calendar year and in each calendar year while either Covered Person is living, you will receive your LPA.

After the Contract enters the Guaranteed Payment Phase, your only rights under the Contract will be those described in this provision and the Termination provision.  All other rights, benefits, values and charges under the Contract and this Rider will terminate.  We should be notified immediately upon the death of either Covered Person or upon the termination of the marriage for any reason.

Minimum Initial Account Value and Additional Premiums

Your Account Value on the GLWB Effective Date must be at least the Minimum Initial Account Value and no more than the Maximum Initial Account Value, both stated on your GLWB Rider Specifications Pages.

You may make additional Premium payments if the older Covered Person is no older than the Maximum Premium Age stated on your GLWB Rider Specifications Pages, and subject to any Minimum and Maximum Premium Limits stated on your GLWB Rider Specifications Pages.  The Company may refuse to accept additional Premiums on a nondiscriminatory basis at any time.

Rider Charge

The Rider charge is assessed by deducting a daily charge from your GLWB Subaccounts equal to an effective annual rate of the Rider Charge Percentage stated on your GLWB Rider Specifications Pages.  This charge is in addition to the Separate Account Charge that applies to the Subaccounts under the Contract and reduces your Unit Values and Account Value under the Contract.

Upon Prior Written Notice to you, we may increase the Rider Charge Percentage up to the Maximum Rider Charge Percentage shown on your GLWB Rider Specifications Pages.  If you do not wish to accept the increase, you may elect to cancel the Rider within the Cancellation Window stated on your GLWB Rider Specifications Pages.

We do not deduct the Rider charge during the Guaranteed Payment Phase.

Right to Cancel

You may cancel this Rider during any Cancellation Window stated on your GLWB Rider Specifications Pages by sending Written Notice to us.

GLWB Investment Strategies

You may invest some or all of your initial Premium received by us on the Contract Date in a Fixed Account available under the Contract.  This is not part of your one allocation allowed under this Rider.  While this Rider is in effect, your one allocation under the Rider must meet the requirements of one of the GLWB Investment Strategies stated on your GLWB Rider Specifications Pages.  Your Premiums will be allocated to Subaccounts within the GLWB Investment Strategy you choose according to the designated allocation percentages.  We will periodically rebalance the Subaccounts to the designated Subaccount allocation percentages at the Rebalancing Frequency stated on your GLWB Rider Specifications Pages.  Any reallocation between or among Subaccounts (if permitted in the GLWB Investment Strategy you choose) is subject to the Rules and Limitations stated on your GLWB Rider Specifications Pages.

Subject to required approvals by federal and state authorities, we may add, remove, combine, substitute or restrict investment in any GLWB Investment Strategy or any Subaccount within any GLWB Investment Strategy at any time.

Removal of Spouse as Covered Person

If your marriage is terminated (such as by divorce or dissolution) or your spouse dies, your spouse is removed as a Covered Person.  If you subsequently remarry, you cannot add your new spouse. You must provide us with notice of termination of your marriage or your spouse’s death.  Once the spouse is removed as a Covered Person, lifetime withdrawals under the Rider are no longer guaranteed for the lives of both you and your spouse.  If your spouse is removed, you can name a new Beneficiary.

If your spouse is removed and is no longer a Covered Person: (i) the LPA Eligibility Date will not change; (ii) the Maximum Premium Age will continue to be based on the older of you or your (now removed) spouse; (iii) the Withdrawal Percentage will continue to be based on the younger of you or your (now removed) spouse; (iv) the Spousal Factor will continue to apply to your LPA calculation.

Rules

•                  The Owner and Annuitant must be the same person.

•                  No joint Owner is permitted.

•                  Only your legal spouse (as defined by applicable state law) on the GLWB Effective Date may be named as a Covered Person under the Rider.

•                  You must name your spouse as your sole primary Beneficiary as long as he or she is a Covered Person.

•                  You cannot add or replace a spouse as a Covered Person.

•                  On the GLWB Effective Date, the younger of you or your spouse must be at least the Minimum Rider Age and the older of you or your spouse must be no older than the Maximum Rider Age, both stated on the GLWB Rider Specifications Pages.

•                  No withdrawals are allowed from your Contract on the GLWB Effective Date.

•                  All withdrawals must be taken from the Investment Options on a pro-rata basis.

•                  If you request a partial withdrawal, we will withdraw the total amount you requested from your Account Value, however the amount you receive will be net of any applicable tax withholding, Withdrawal Charge and Premium Tax.

•                  We may require proof that you or your spouse is living at any time.

Contract Waiver Provisions

The Minimum Account Value and Minimum Account Value After Partial Withdrawal referred to in your Contract do not apply while this Rider is in effect. The Asset Rebalancing administrative program is not available while this Rider is in effect.

Report

The report provided under your Contract will contain the following: (i) before the first LPA withdrawal is taken, we will provide the Benefit Base and an option to contact us to find out what the LPA would be for a particular initial withdrawal date; (ii) after the first LPA withdrawal is taken, the LPA.  The report may also contain additional information as required by law.

Continuation of Rider at Owner’s Death

If your spouse is of the opposite sex and thus meets the definition of spouse under federal law (1 U.S.C. Section 7), your spouse will have the option to continue the Contract and the GLWB Rider at the time of your death pursuant to the Tax Code.

If your spouse is not of the opposite sex and thus does not meet the definition of spouse under federal law (1 U.S.C. Section 7), the spouse may receive the LPA under the terms of the Rider; however, not all terms of the Contract will continue due to limitations under the Tax Code.  If the same sex spouse wishes to receive the LPA, he or she must elect to receive the Death Benefit over a period that does not exceed his or her life expectancy as defined by the Tax Code.  The same sex spouse must take at least the withdrawals required by the Tax Code each calendar year, which may cause a Nonguaranteed Withdrawal if the Owner dies before the LPA Eligibility Date.

Upon continuation of the Rider after the Owner’s Death: (i) the LPA Eligibility Date will not change; (ii) the Withdrawal Percentage will continue to be based on the younger of you (now deceased) or your spouse; and (iii) the Spousal Factor will continue to apply to the LPA calculation.

Termination

This Rider will terminate automatically on the earliest of the following dates:

1.               The date of death of the last Covered Person;

2.               The date the Account Value equals zero due to a Nonguaranteed Withdrawal;

3.               The date that ownership of the Contract or Rider is transferred or the Contract, Rider or any benefits under the Contract or Rider are assigned unless the new Owner is a Covered Person;

4.               The Maturity Date, unless you elect to receive your LPA under an LPA Annuity Option;

5.               The date you voluntarily elect an Annuity Option under the Contract;

6.               The date you request cancellation of this Rider during a Cancellation Window;

7.               The date the Contract is surrendered.

Once terminated, the Rider charge will terminate.  This Rider may not be reinstated after termination.

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

/s/ Jill T. McGruder	/s/ Edward J. Babbitt
President	Secretary

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

RIDER SPECIFICATIONS PAGES

GLWB Effective Date:	Insert Contract issue date

CoveredPersons:	Name:	Date of Birth:
	Owner’sName	mm/dd/yyyy of owner’s birth date
	Spouse’s Name	mm/dd/yyyy of spouse’s birth date

LPA Age:	60

LPA Eligibility Date:	mm/dd/yyyy

Spousal Factor:	90%

WITHDRAWAL PERCENTAGE

Age Based Percentage:                                                                                                                                        Locked in upon first withdrawal after the LPA Eligibility Date

Age of younger Covered Person	Age Based Percentage
60-64	x.xx	%
65-69	x.xx	%
70-74	x.xx	%
75 +	x.xx	%

Deferral Percentage:                                                                                                                                                   0.10%

First Year Deferral Percentage:

GLWB Effective Date	First Year Deferral Percentage
January 1-March 31	0.075%
April 1-June 30	0.05%
July 1-September 30	0.025%
October 1-December 31	0.00%

MINIMUMS AND MAXIMUMS

Minimum Initial Account Value:		$25,000

Maximum Initial Account Value:		$1,000,000, without prior Company approval

Minimum Additional Premium:		$1,000

Maximum Premium Limits:		$1,000,000 without prior Company approval

Maximum Premium Age:	80

Minimum Rider Age:	45

Maximum Rider Age:	80

MISCELLANEOUS

Prior Written Notice Period:       45 days for increase in Rider Charge

LPA Annuity Option(s):        Life only, or joint and survivor life only, Annuity Option based on the Covered Persons alive on the Maturity Date.

Cancellation Window:    The first 45 days of each Contract Year beginning on the 5th Contract Anniversary following the GLWB Effective Date; and 45 days after we send written notice to you of an increase in the Rider Charge Percentage.

RIDER CHARGE

Rider Charge Percentage: The effective annual rate for the Rider Charge varies depending on which GLWB Investment Strategy is elected:

Strategy 1 — Basic Allocation	x.xx%

Strategy 2 — Self Style Allocation	x.xx%

We guarantee this current Rider Charge Percentage until such time as we provide Prior Written Notice to you of any increase, up to the Maximum Rider Charge Percentage, and provided you do not elect to cancel the Rider during the Cancellation Window.

Maximum  Rider Charge Percentage:   Effective annual rate of 1.50%

INVESTMENT STRATEGIES, RULES AND LIMITATIONS

GLWB Investment Strategy 1 — Basic Allocation

You must allocate your premium according to one of these models: Growth, Blend or Value.

Subaccount	Model 1 - Growth	Model 2 - Blend	Model 3 - Value

iShares S&P 500 Index Fund	30%	40%	30%

iShares S&P 500 Growth Index Fund	10%

iShares S&P 500 Value Index Fund			10%

iShares S&P MidCap 400 Index Fund	10%	10%	10%

iShares S&P SmallCap 600 Index Fund	5%	5%	5%

Vanguard Tax-Managed International Fund, Europe Pacific, ETF Shares	5%	5%	5%

Vanguard Total Bond Market Index Fund, ETF Shares	35%	35%	35%

iShares S&P/Citigroup International Treasury Bond Fund	5%	5%	5%

GLWB Investment Strategy 2 — Self Style Allocation

You may select one or more of the Subaccounts in one or more groups, as long as your allocations add up to 100% and are within the minimum and maximum allocation percentages indicated for each group.

Group 1 — Core Fixed Income (Minimum 35%; Maximum 65%)

iShares Barclays Aggregate Bond Fund

iShares Barclays Intermediate Credit Bond Fund

Vanguard Total Bond Market Index Fund, ETF Shares

Group 2 — Core Equity (Minimum 35%; Maximum 65%)

iShares S&P 500 Index Fund

Vanguard Dividend Appreciation Index Fund, ETF Shares

Vanguard Large-Cap Index Fund, ETF Shares

Group 3 — Non-Core Fixed Income (Minimum 0%; Maximum 30%)

iShares Barclays TIPS Bond Fund

iShares iBoxx $ High Yield Corporate Bond Fund

Vanguard Intermediate-Term Corporate Bond Index Fund, ETF Shares

Vanguard Short-Term Bond Index Fund, ETF Shares

Vanguard Variable Insurance Fund Money Market Portfolio

Group 4 — Non-Core Equity (Minimum 0%; Maximum 30%)

iShares S&P 500 Growth Index Fund

iShares S&P 500 Value Index Fund

iShares S&P MidCap 400 Index Fund

iShares S&P SmallCap 600 Index Fund

Vanguard Mega Cap 300 Index Fund, ETF Shares

Group 5 — International/ Alternative (Minimum 0%; Maximum 15%)

iShares® S&P/Citigroup International Treasury Bond

Vanguard Emerging Markets Stock Index Fund, ETF Shares

Vanguard REIT Index Fund, ETF Shares

Vanguard Tax-Managed International Fund, Europe Pacific ETF Shares

Rebalancing Frequency: On the last day of each Contract quarter beginning with the first Contract quarter after the GLWB Effective Date.

Rules and Limitations:

1)              Only one allocation can be in effect at any one time, with the exception of an optional allocation of your initial premium (received on the GLWB Effective Date) to the STO.

2)              Your one allocation must meet the requirements of one of the GLWB Investment Strategies.

3)              You cannot move from one GLWB Investment Strategy to another.

4)              In GLWB Investment Strategy 1, you can reallocate your Account Value invested in one model to another model.  The reallocation will reset your allocation to the required percentages for the new model.

5)              In GLWB Investment Strategy 2, you can reallocate your Account Value invested in Strategy 2 as long as your new allocation is within the minimum and maximum allocation percentages for each Fund group.

6)              Each allocation change will trigger a 60-day waiting period before another allocation change can occur.

7)              Transfers are made as an allocation change.

8)              Your first allocation change is allowed 60 days after the GLWB Effective Date.